Free Writing Prospectus Registration Statement No. 333-173928 Ford Credit Auto Lease Two LLC (the "depositor") Ford Credit Auto Lease Trusts (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-866-669-7629.

New York Investor Meetings - Lease Securitization August 29, 2011

DISCUSSION AGENDA Business Update 3 Originations & Servicing, Portfolio Performance 16 Retail Securitization R-4 Lease Securitization L-4 Floorplan Securitization F-4 Appendix

LEASE SECURITIZATION OVERVIEW Ford Credit has been in the business of leasing vehicles since 1975 Ford Credit is experienced in the securitization of U.S. lease contracts, having completed 26 securitization transactions since 2004 The securities have been issued through various channels: Public transactions Private transactions Bank-sponsored commercial paper conduits Rule 144A transactions

LEASE SECURITIZATION FORD CREDIT'S LEASE PORTFOLIO

Based on Year of Origination Weighted Average FICO Score Vehicle Type Original Term Residual as Percent of MSRP LEASE SECURITIZATION ORIGINATION CHARACTERISTICS (CHART) (CHART) (CHART) (CHART)

LEASE SECURITIZATION
FORD CREDIT'S U.S. LEASE PORTFOLIO – CREDIT PERFORMANCE

Delinquency, Repossession and Credit Loss Experience

	Three Months Ended March 31,		Year Ended December 31,				
	2011	2010	2010	2009	2008	2007	2006
Average number of leases outstanding (1)	330,319	530,848	438,324	676,511	840,310	775,919	707,765
Average portfolio outstanding (in millions) (2)	$ 7,358	$ 11,078	$ 9,218	$ 14,946	$ 20,307	$ 19,256	$ 17,188
Delinquencies							
Average number of delinquencies (3)							
31-60 days	3,441	7,774	6,013	10,277	10,886	10,095	8,846
61-90 days	411	734	603	1,101	1,189	1,032	788
Over 90 days	74	142	109	240	241	173	106
Average number of delinquencies as a percentage of average number of leases outstanding							
31-60 days	1.04%	1.46%	1.37%	1.52%	1.30%	1.30%	1.25%
61-90 days	0.12%	0.14%	0.14%	0.16%	0.14%	0.13%	0.11%
Over 90 days	0.02%	0.03%	0.02%	0.04%	0.03%	0.02%	0.02%
Repossessions and Credit Losses							
Repossessions as a percentage of average number of leases outstanding (6)	1.13%	2.08%	1.73%	2.12%	1.53%	1.37%	1.32%
Aggregate net losses (in millions) (4)	$ 1	$ 14	$ 38	$ 118	$ 156	$ 76	$ 36
Net losses as a percentage of average portfolio outstanding (6)	0.06%	0.51%	0.42%	0.79%	0.77%	0.39%	0.21%
Net losses as a percentage of gross liquidations (5)	0.09%	0.69%	0.49%	1.38%	1.62%	0.85%	0.48%
Number of leases charged off	1,384	3,885	11,038	20,215	17,933	14,002	11,688
Number of leases charged off as a percentage of average number of leases outstanding (6)	1.68%	2.93%	2.52%	2.99%	2.13%	1.80%	1.65%
Average net loss on leases charged off	$ 858	$ 3,635	$ 3,475	$ 5,852	$ 8,723	$ 5,399	$ 3,072

See Appendix for footnotes

L-9

Source: Manheim Consulting LEASE SECURITIZATION MANHEIM INDEX Data through July 31, 2011 95.0 100.0 105.0 110.0 115.0 120.0 125.0 130.0

LEASE SECURITIZATION HISTORICAL RESIDUAL PERFORMANCE -- CALENDAR YEAR SUMMARY This table only includes information regarding leases that were originated after 2002. As a result, the information shown for the earlier years is not comparable to the performance of a mature portfolio and may not be meaningful. See Appendix for footnotes

LEASE SECURITIZATION QUARTERLY REPORTING EXAMPLE Ford Credit Auto Lease Trust 2010-B Quarterly Supplement Report - Residual Performance Ford Credit Auto Lease Trust 2010-B Quarterly Supplemental Report -- Payment Schedule of Remaining Leases as of June 30, 2011 * Return Rate equals the number of vehicles returned in a given month over the number of leases that terminated in the same month ** Residual Gain (Loss) per Returned Vehicle equals 1) the auction proceeds plus 2) excess wear and tear and excess mileage assessed minus 3) the residual portion of the securitization value of the vehicle The following table shows residual performance as calculated on the monthly investor report

Residual Gain (Loss) per Returned Vehicle as a % of ALG Residual Value LEASE SECURITIZATION RESIDUAL GAIN (LOSS) BY POOL FCALT 2009-A FCALT 2010-A

LEASE SECURITIZATION KEY BENEFITS OF FORD LEASE SECURITIZATION Origination practices and asset performance Consistent deal structure Sequential pay structure Expanded disclosure in Offering Memorandum and quarterly reporting* Significant model diversification * Quarterly reports can be found on the Ford Credit ABS website: http://www.fordcredit.com/ - Investor Center - ABS

Credit enhancements in our lease securitization programs are: Cash reserve Subordination of junior notes Overcollateralization (including residual interest in trust) Excess spread Transactions are structured to build enhancement over time Conservative structure is designed for investor, agency and underwriter comfort, and is based on present AAA criteria: Five times expected credit loss coverage 30 - 35% stress on residual values 100% return rate after stressed defaults Senior/subordinate, sequential pay structure LEASE SECURITIZATION TRANSACTION STRUCTURE

Securitization value is calculated using the lower of the ALG base residual value and contract residual value ALG base residual value is the first residual value received from ALG for the leased vehicle Contract residual value is set forth in the lease contract Overcollateralization is increased at deal inception if the updated aggregate residual market values from ALG are lower than the residual amount included in securitization value Ford Credit receives updated residual values from ALG at least six times per year Only vehicles with ALG residual values are eligible for pools Deal enhancement is increased if residual values have declined since inception but is not decreased if the residual values have improved since inception Enhancement levels are not adjusted after deal inception for residual value changes LEASE SECURITIZATION RESIDUAL VALUE CALCULATIONS

LEASE SECURITIZATION CREDIT ENHANCEMENT BUILD The Overcollateralization Is Non-declining And Increases As A Percentage Of The Remaining Pool Over Time. This Provides Additional Protection To Investors As The Notes Amortize

LEASE SECURITIZATION 2011-A TRANSACTION STRUCTURE

LEASE SECURITIZATION EXAMPLE ABS NOTE PAYMENT WATERFALL Class A-1 Principal until paid in full Class A-2 Principal until paid in full Class A-3 Principal until paid in full Class B Principal until paid in full Available funds from Exchange Note Fees and Expenses (up to $150,000) Administration Fees Class A Note Interest - Paid Pro-rata Class B Note Interest Regular Principal Payments Reserve Account Additional fees not paid above Residual Interest Principal Waterfall Class A-4 Principal until paid in full

LEASE SECURITIZATION FCALT 2011-A BOND STRUCTURE

LEASE SECURITIZATION CREDIT ENHANCEMENT AND COLLATERAL COMPOSITION

LEASE SECURITIZATION COLLATERAL - VEHICLE MODEL FCALT 2011-A Deals Continue To Feature Significant Model Diversification FCALT 2010-B Model Concentrations Top 1: 16% Top 3: 45% Top 5: 65% Model Concentrations Top 1: 14% Top 3: 40% Top 5: 58%

APPENDIX

Average of the number of leases outstanding at the beginning and end of each month in the period Average of the aggregate lease balance of leases outstanding at the beginning and end of each month in the period (3) The period of delinquency is the number of days that more than $49.99 of a scheduled monthly payment is past due, excluding bankrupt accounts (4) Net losses are equal to the aggregate lease balance (including lease and other charges) of all leases that are determined by the servicer to be uncollectible in the period less any amounts received in the period on leases charged off in the period or any prior periods. Net losses exclude all external costs associated with repossession and disposition of the vehicle prior to charge off and include all external costs associated with continued collection efforts or repossession and disposition of the vehicle after charge off. An estimated loss is recorded at the time a vehicle is repossessed and this estimated loss is adjusted to reflect the actual loss after the vehicle is sold. Realized losses for a securitized pool of leases are equal to the securitization value of all leases that are determined to be uncollectible in the period less any amounts received on leases charged off in the period or any prior periods. In addition, realized losses for a securitized pool of leases include all external costs associated with the repossession and disposition of the vehicles in that pool because the servicer is entitled to be reimbursed for these costs. Therefore, realized losses for a securitized pool of leases may be higher or lower than net losses for those leases (5) Gross liquidations are cash payments and charge offs that reduce the outstanding balance of a lease (6) For the non-annual periods, the percentages are annualized LEASE SECURITIZATION FOOTNOTES TO CREDIT PERFORMANCE TABLE ON SLIDE L-9 APPENDIX 1 of 2

(1) Number of leases terminated equals the number of leases originated after 2002 that terminated during the period. (2) Number of vehicles returned and sold equals the number of leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (3) Return rate equals the percentage equivalent to (a) the number of leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011, divided by (b) the number of leases originated after 2002 that terminated during the period. (4) Vehicles returned and sold - average adjusted MSRP equals the average adjusted MSRP for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (5) Vehicles returned and sold - average ALG residual value equals the average ALG residual value for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (6) Vehicles returned and sold - average residual loss (gain) equals the average residual loss (gain) for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011. (7) Vehicles returned and sold - residual loss (gain) as a percentage of adjusted MSRP for each vehicle type equals the percentage equivalent to (a) the average residual loss (gain) for leased vehicles of that vehicle type originated after 2002 that were returned during the period and sold by April 30, 2011, divided by (b) the average adjusted MSRP for those vehicles. (8) Other includes vehicles not manufactured by Ford or for which Ford Credit does not have a valid vehicle identification number. (9) Vehicles returned and sold - residual loss (gain) as a percentage of ALG residual value equals the percentage equivalent to (a) the average residual loss (gain) for leased vehicles originated after 2002 that were returned during the period and sold by April 30, 2011, divided by (b) the average ALG residual value for those vehicles. (10) Terminated leases - average contract residual value as a percentage of adjusted MSRP equals the percentage equivalent to (a) the average contract residual value for leased vehicles originated after 2002 that terminated during the period, divided by (b) the average adjusted MSRP of those vehicles. (11) Terminated leases - average ALG residual value as a percentage of adjusted MSRP equals the percentage equivalent to (a) the average ALG residual value for leased vehicles originated after 2002 that terminated during the period, divided by (b) the average adjusted MSRP of those vehicles. (12) Terminated leases - contract residual value higher (lower) than ALG residual value equals (a) the average contract residual value as a percentage of adjusted MSRP minus (b) the average ALG residual value as a percentage of adjusted MSRP, in each case for leased vehicles originated after 2002 that terminated during the period. LEASE SECURITIZATION FOOTNOTES TO RESIDUAL TABLE ON SLIDE L-11 APPENDIX 2 of 2